June 7, 2005

Mail Stop 0510

Joseph M. Fiamingo
Chief Executive Officer
International Wire Group, Inc.
101 South Hanley Road, Suite 1050
St. Louis, Missouri 63105

Re:	International Wire Group, Inc.
      	Amendment No. 1 to Form S-1
      Filed on May 10, 2005
      	File No. 333-120736

Dear Mr. Fiamingo:

	We have reviewed the amended filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Combined Results

1. Please remove all combined disclosures from the filing, including pages 7, 15, 23 and 24. Although we note your disclosures related to the limitations of the combined presentations, we do not believe that these disclosures are meaningful or appropriate and they do not comply with GAAP. We believe it would be more appropriate to revise
MD&A to disclose and discuss the historical results of the predecessor for the period 1/1/04 to 10/19/04, the historical results of the successor for the period 10/20/04 to 12/31/04 and to compare the pro forma results for the year ended December 31, 2004 to the historical results for the year ended December 31, 2003.

Prospectus Cover Page

2. We have reviewed your response to prior comment 2 of our letter dated December 22, 2004. It is the Division`s position that when there is no existing market for the securities, stating that selling shareholders will sell at prevailing market prices, fixed prices, negotiated prices, or at fixed prices that may be changed, does not satisfy the requirements of Schedule A, Item 16 and Item 501(b)(3) of
Regulation S-K. As we noted in our previous letter, you may include language that you expect selling shareholders will sell their shares within a specified range until your shares begin trading on an exchange or market.

Summary, page 1

3. Tell us supplementally of the basis for your statement that you and your subsidiaries are a "leading" manufacturer and marketer of wire products.

MD&A - Results of Operations, page 22

4. Based on your disclosures related to cost of goods sold, it appears that you may have received proceeds from business interruption insurance during the periods presented. Please revise the notes to your financial statements to provide the disclosures required by EITF 01-13 or explain to us why they are not required.

5. Based on your disclosures related to SG&A, it appears that freight may be included. Please revise the notes to your financial statements to provide the disclosures required by EITF 00-10 or explain to us why they are not required.

Selling Security Holders, page 60

6. Briefly describe the transactions, including dates in which the selling security holders acquired the common stock.

7. Please confirm that none of the selling shareholders is a broker dealer or a broker dealer`s affiliate.

Certain Relationships and Related Transactions, page 57

8. Please disclose and quantify the sales to Prime Materials
Recovery
for the current fiscal year and the two prior years.  See
Instruction
2 to Item 404.

Relationship with Rodney D. Kent and Donald F. DeKay

9. Please disclose the information set forth in your response to prior comment 29.





Consolidated Financial Statements
General

10. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Reports of Independent Registered Public Accounting Firm, pages F-
2
and F-3

11. Please have your auditors revise their reports to include the city and state where the reports were issued as required by Rule
2-02
of Regulation S-X.

Consolidated Statements of Stockholder`s Equity, page F-6

12. Please present equity disclosures for the year ended December
31,
2002.

Note 4 - Significant Accounting Policies, Revenue Recognition, page
F-13

13. We reviewed your response to prior comment 34. It is not clear to us what the amounts you disclose in MD&A as revenues from processing tolled cooper represent or why they are not required to be separately disclosed in your financial statements based on the requirements of Rule 5-03 of Regulation S-X and paragraph 37 of SFAS
131. Please clarify or revise. In addition, please revise MD&A to address if and how changes in revenues from processing tolled copper impacted gross profit margins during each period.

Note 7 - Goodwill and Intangible Assets, Net, page F-19

14. Provide additional disclosures related to the facts and circumstances surrounding the impairment of trade names and trademarks that you recorded during the quarter ended 12/31/04. In
MD&A, disclose and discuss the material assumptions you used to value these assets when you emerged from bankruptcy, the material assumptions you used when you determined the impairment and the facts and circumstances that resulted in the changed assumptions.

Note 11 - Income Taxes, page F-26

15. Please provide the disclosures required by FSP 109-2.

Note 16 - Litigation, page F-34

16. Based on your response to prior comment 39, it appears that a material loss related to product liability claims may be "reasonably possible". If that is accurate, please provide additional disclosure regarding these claims, including the disclosures required by SAB 5:Y and SFAS 5. It appears to us that your disclosures should include:
* A roll-forward of total claims, including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled or otherwise resolved each period, and the average costs per resolved claim for each period;
* the total damages alleged at each balance sheet date (Reg. S-K, Item 103);
* the aggregate settlement costs to date;
* the aggregate costs of administering and litigating the claims;
* circumstances affecting the reliability and precision of loss estimates;
* the extent that unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;
* whether, and to what extent, losses may be recoverable from third parties;
* the timing of payments of accrued and unrecognized amounts; and
* the material components of the accrual and significant assumptions underlying the estimate.

Legality Opinion

17. Please revise the legality opinion to reflect the decreased number of shares registered under the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Melinda Hooker at (202) 551-3732 or, in her absence, to Anne McConnell at (202) 551-3709. Direct questions on other disclosure issues to Chris Edwards at
(202)
551-3742 or in his absence to Jennifer Hardy, Branch Chief, at
(202)
551-3767.


Sincerely,



Jennifer R. Hardy
Branch Chief


cc:	R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
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Joseph M. Fiamingo
International Wire Group, Inc.
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE